September 28, 2005

Via U.S. Mail

Pierre Bellon
Chief Executive Officer
Sodexho Alliance SA
3, Avenue Newton
78180 Montigny-le-Bretonneux
France

RE:		Sodexho Alliance SA
		20-F for the Fiscal Year Ended August 31, 2004
		File No. 001-31274

Dear Mr. Bellon:

      We have limited our review of your Form 20-F for the fiscal year ended August 31, 2004 to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

On page 74 of your annual report for the fiscal year 2003-2004, filed under cover of your 6-K dated March 21, 2005, you quote Nicolas Japy,
Worldwide Market Champion, Remote Sites, as follows: "Globally, no single region is likely to offer a bonanza of potential, but some countries, such as Algeria, Nigeria, Angola, Libya, Iran and Kazakhstan, should develop into great opportunities over the coming years, and we are well-positioned to benefit." On page 78 you note that one of your construction and engineering clients is "Vinci (Libya)." On page 77 you note that one of your oil and gas clients is "ConocoPhillips (Gulf of Mexico, Syria, UK, USA)". On pages 229-
230, you note the exchange rates for the Iranian Rial, the Libyan Dinar, and the Syrian Pound.

In light of the fact that Syria, Iran and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Syria and Iran are subject to economic sanctions administered by the U.S.
Treasury Department`s Office of Foreign Assets Control; and Libya was subject to similar OFAC-administered sanctions until September 21, 2004, please describe for us the Company`s operations in each of these countries; the materiality to the Company of its operations in each country; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Karen Garnett
		Assistant Director
		Division of Corporation Finance

Pierre Bellon
Sodexho Alliance SA
September 28, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE